Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Medical Properties Trust, Inc.
We consent to the incorporation by reference in the Registration Statement on Form S-8 and in the registration statement on Form S-8 (No. 333-126574) of Medical Properties Trust, Inc. of our report dated March 13, 2008, except for Note 11, as to which the date is March 13, 2009, with respect to (i) the consolidated balance sheet of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007, and the related financial statement schedules, which report appears in the December 31, 2008 Annual Report on Form 10-K of Medical Properties Trust, Inc.
/s/ KPMG LLP

Birmingham, Alabama
August 17, 2009